July 31, 2013

Mr. John P. Atwood
Senior Vice President
Exaro Energy III LLC
1800 Bering Drive, Suite 540
Houston, Texas 77057
Re: Engineering Evaluation
         Estimate of Reserves & Revenues
         Mid-Year 2013 SEC Pricing
“As of” July 1, 2013

Dear Mr. Atwood:

At your request, W.D. Von Gonten & Co. has estimated future reserves and projected net revenues attributable to certain oil and gas interests currently owned by Exaro Energy III LLC (Exaro). The properties represented herein are located in the Jonah field of Sublette County, Wyoming. A summary of the discounted future net revenue attributable to Exaro’s Proven oil and gas reserves, “As of” July 1, 2013, is as follows:

Exaro Energy III LLC – Reserves and Revenues – SEC Pricing – July 31, 2013 - Page 1

Report Preparation

Purpose of Report – The purpose of this report is to provide Exaro with a projection of future reserves and revenues attributable to certain Proved oil and gas interests presently owned.

Scope of Report – W.D. Von Gonten & Co. was engaged by Exaro to estimate the reserves and revenues associated with the properties included in this report. Once reserves were estimated, future revenue projections were made utilizing SEC pricing guidelines.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting probable and possible reserves is optional. Probable and possible reserves must be reported separately from proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report.  In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements.

Projections – The reserve and revenue projections represented herein are on a calendar year basis, with the first time period beginning July 1, 2013 and ending December 31, 2013.

Property Discussion

Exaro signed an agreement with Encana Oil & Gas (Encana) in 2012 that allows them to gradually obtain increasing levels of ownership in the Jonah field. As part of the agreement, Exaro’s interest in each well drilled prior to the agreement (old wells) will continue to increase as Encana drills additional wells (new wells) within the field. Exaro’s interest in the new wells will stay constant for the life of the well. For each new well that is drilled, Exaro is responsible for paying 100% of Encana’s capital costs. In this report these scheduled locations are uneconomic due primarily to this “carry” feature. W.D. Von Gonten & Co. accounted for the interest increase in the old Proved Dev. Producing (PDP) wells by building a wedge in the Proved Undeveloped (PUD) category. This wedge has scheduled interest that runs in conjunction with the provided drill schedule. Exaro earns 0.40% interest if Encana owns 100% working interest in the scheduled location and a proportional share if not.

Production in this area is primarily from the Lance sand which can range from 8,000’ to 11,000’ in depth and approach 3000’ in interval thickness.

Exaro has divided the Jonah field into three areas based on location and production performance characteristics. The Updip area covers the western portion of Exaro’s acreage. The Downdip area covers the central and northern acreage. The Antelope area covers the acreage in the eastern portion of the field. Since the signing of the agreement, Encana has drilled 55 new wells in the Jonah field. These new wells

Exaro Energy III LLC – Reserves and Revenues – SEC Pricing – July 31, 2013 - Page 2

span across the Antelope, Downdip, and Updip areas of the field. W.D. Von Gonten & Co. has developed type curves for these three areas and applied the reserves to the upside locations scheduled in this report.
Reserves Discussion

Reserves estimates represented herein were generally determined through the implementation of various methods including, but not limited to, performance decline, analogy and type curve analysis. Based on the amount of available data, one or more of the above methods was utilized as deemed appropriate.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Product Prices Discussion

SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices.  This method, as applied for the purposes of this report, renders a price of $91.60 per barrel of oil and $3.44 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.
Pricing differentials were applied on a field basis to reflect the actual prices received at the wellhead. Differentials typically account for transportation costs, geographical differentials, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead. W.D. Von Gonten & Co. determined historical pricing differentials from lease operating data provided by Exaro representing the time period of June 2012 through April 2013.

W.D. Von Gonten & Co. included the NGL uplift within the gas price differential. Due to existing and new contracts, the old wells will receive the NGL uplift until September 2013 whereas the new wells will receive the uplift for the life of the each property.

Operating Expenses and Capital Costs Discussion

Projected monthly operating expenses associated with the Jonah properties were based on the review of lease operating data provided by Exaro for the time period of October 2012 through June 2013. Using the supplied data, W.D. Von Gonten & Co. applied a gross direct expense of $3,200 per month and a net variable cost of $0.49 per Mcf to every well. All direct and variable operating expenses were held constant for the economic life of the properties.

Other Considerations

Abandonment Costs – Cost estimates regarding future plugging and abandonment liabilities associated with these properties were supplied by Exaro for the purposes of this report. As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of Exaro’s estimates regarding abandonment. A third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Data Sources – Data furnished by Exaro included basic well information, lease operating statements, ownership, pricing, and production information on certain leases. IHS Energy archives was utilized to view the production for most of the wells included in this report.

Exaro Energy III LLC – Reserves and Revenues – SEC Pricing – July 31, 2013 - Page 3

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the estimated oil and gas volumes represented herein. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses, and are not related to the reserve and revenue estimates produced in this report.

Thank you for the opportunity to assist Exaro Energy III LLC with this project.

Respectfully submitted,

/s/ PHILLIP R. HUNTER
Phillip Hunter, P.E.
TX #96590

/s/ JAMIE FOSTER
Jamie Foster

TX Lic # F-1855

Reviewed by:

/s/ W.D. VON GONTEN, JR.
W.D. Von Gonten, Jr., P.E.
TX #73244

Exaro Energy III LLC – Reserves and Revenues – SEC Pricing – July 31, 2013 - Page 4

Exaro Energy III LLC – Reserves and Revenues – SEC Pricing – July 31, 2013 - Page 5